

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 30, 2006

Mr. Michael H. McIlvain
President, Director, and Chief Executive Officer
Golden Chief Resources, Inc.
896 N. Mill Street, Suite 203
Lewisville, TX 75057

> **Re: Golden Chief Resources, Inc.**
> **Form 10-KSB/A for the Fiscal Year Ended September 30, 2005**
> **Filed May 1, 2006**
> **File No. 000-12809**

Dear Mr. McIlvain:

We have reviewed your Form 10-KSB/A for the Fiscal Year Ended September 30, 2005 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   Please provide a statement acknowledging the items listed in the closing comments section at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended September 30, 2005

General

2.   The filing of the amended Form 10-KSB on May 1, 2006 should be clearly marked and identified as an amendment to the previous filing made on March 20, 2006. Please revise your document to clearly identify the filing as "Form 10-

KSB/A" and include disclosure within the filing that summarizes the nature, location and reasons for changes made from the original filing.

Item 8A

3.   Please amend your filing to provide the information required by Items 307 and 308 of Regulation S-B. Tell us how you considered the effect of the revisions made to your report, which required filing an amendment, on your conclusions regarding the effectiveness of your disclosure controls and procedures.

Financial Statements

4.   We note you have made revisions to the classification of certain amounts within the financial statements and to the disclosures within the footnotes. Tell us why you have not labeled the financial statements and footnotes as revised. Tell us what consideration your auditors have given to updating the audit reports to acknowledge these revisions.

Statements of Operations, page F-4

5.   We note you have reclassified a portion of the amount previously classified as other expense to stock for services in your revised statements of operations in response to comment 4 of our letter dated April 13, 2006. However, we were unable to identify where you have expanded your footnote disclosures to describe the nature of this amount. We note your disclosures in note 4; however, it remains unclear how the amounts disclosed in your footnote sum to the amount classified as stock for services. Please revise your footnote disclosures to address the remaining balance of stock for services and to clarify how these individual issuances listed for the fiscal year ended September 30, 2005 relate to the total balance reflected in the statements of operations.

Statement of Changes in Stockholders' Deficit, page F-5

6.   Please remove the "$" from the final total as of September 30, 2005 in the "Common Stock Shares" column as this amount refers to the number of shares outstanding. In addition, please remove the 243,019,960 from the September 30, 2005 column on your balance sheets on page F-3 as it appears this number of shares should have been reflected within the line item description for common stock.

Statements of Cash Flows, page F-6

7.   Please revise your statements of cash flows or tell us what comprises the
        difference between the $906,036 stock issued for services during the fiscal year
        ending September 30, 2005 as presented in your statement of cash flows and the
        $935,000 balance of stock for services in your statements operations for the fiscal
        year ending September 30, 2005.

Note 1 – Summary of Significant Accounting Policies, page F-7

Oil and Gas Properties, page F-7

8.   Tell us why you have not recorded any depreciation expense related to the
        Montgomery pipeline. It appears this asset should be depreciated over its
        estimated useful life.

Stock-Based Compensation, page F-9

9.   We note your expanded disclosures in response to comment 7 of our letter dated
        April 13, 2006. However, we are unable to find the pro forma disclosures that
        you refer to in the revised footnote, as required by SFAS 123, paragraph 45(c). In
        addition, please expand Note 4 to include the additional disclosures required by
        paragraphs 47 and 48 of SFAS 123.

Note 7 – Related Party Transactions, page F-11

10.   We note you have revised your disclosure, in response to comment 10 of our
        letter dated April 13, 2006, relating to the purchase of the oil and gas property in
        Montgomery County, Kansas to state the carrying value approximates fair value
        at the time of purchase. However, your disclosures relating to the purchases of
        two oil and gas leases and a gas gathering system continue to state the purchase is
        accounted for at carry over basis. Tell us how you determined the carry over
        basis of these assets acquired was a better approximation of the assets' fair value
        than the fair value of the stock issued as consideration.

Exhibits 31.1 and 32.1

11.   Your response letter filed May 1, 2006 did not include a response to our comment
        12 of our letter dated April 13, 2006. We therefore reissue the comment: In your
        amended certifications, please revise the enumeration in Exhibit 31.1 to be
        consistent with the presentation denoted in Regulation S-B, Section 601(B)(31).

12.   Please update the date of the certifications to coincide with the date the amended
        report is filed.

Form 10-QSB for the Quarterly Period Ending December 31, 2005

Note 1, Basis of Presentation, page 6

New Accounting Standards, page 6

13.   We note your disclosure that the adoption of SFAS 123R had no effect on the
        financial statements. Please tell us how you made this determination considering
        the stock options you have outstanding that were previously accounted for in
        accordance with APB 25.

Exhibit 31.1

14.   In future filings, please revise your certification to refer only to "report" and not
        "quarterly report" in sections 2 through 5. The wording of the certification should
        not deviate from the standard wording at Regulation S-B, Section 601(B)(31).

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

·   staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief